Exhibit 99.6
Cards Inc. Limited
Financial Statements for the year ended 31st July 2006

Registered Office:	Profex House
25 School Lane
Bushey
Hertfordshire WD23 1SS

Registered Number:	3329087 (England and Wales)

Directors:	Michael Cookson
Darren Epstein
Jennifer Klatt

Secretary:	Jennifer Klatt

Contents	Page
Report of the director	2-3

Auditors report	4-5

Profit and Loss Account	6

Balance Sheet	7

Cash Flow Statement	8

Accounting Policies	9

Notes to the Accounts	10-15

Cards Inc. Limited
Independent Auditor’s Report to the Members of Cards Inc. Limited
We have audited the financial statements of Cards Inc. Limited for the year ended 31st July 2006 which comprise a Profit and Loss Account, Balance Sheet, Cash Flow Statement and the related notes. These financial statements have been prepared under the accounting policies set out therein.
This report is made solely to the company’s members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the company’s members those matters we are required to state to them in an auditor’s report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company’s members as a body, for our audit work, for this report, or for the opinions we have formed.
Respective responsibilities of directors and auditors
The directors responsibilities for preparing the financial statements in accordance with applicable law and United Kingdom Accounting Standards (United Kingdom Generally Accepted Accounting Practice) are set out in the Statement of Directors’ Responsibilities.
Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).
We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you whether in our opinion the information given in the Directors’ Report is consistent with the financial statements.
In addition we report to you if, in our opinion, the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors’ remuneration and other transactions is not disclosed.
We read the Directors’ Report and consider the implications for our report if we become aware of any apparent misstatements within it.
Basis of Audit Opinion
We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and whether the accounting policies are appropriate to the company’s circumstances, consistently applied and adequately disclosed.
We planned and performed our audit so as to obtain all the information and explanations which we considered in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Cards Inc. Limited
Independent Auditor’s Report to the Members of Cards Inc. Limited
                                                                                                                         (continued)
Opinion
In our opinion:
*	the financial statements give a true and fair view, in accordance with United Kingdom Generally Accepted Accounting Practice, of the state of the company’s affairs as at 31st July 2006 and of its loss for the year then ended;

*	the financial statements have been properly prepared in accordance with the Companies Act 1985; and

*	The information given in the Directors’ Report is consistent with the financial statements.

Profex House	Leslie Woolfson & Co.
25 School Lane
Bushey	Chartered Accountants and
Hertfordshire WD23 1SS	Registered Auditors

26th February 2007

Cards Inc. Limited
Profit and Loss Account for the year ended 31st July 2006

		2006	2005
	Note	£	£
Turnover	1	14,164,561	13,679,800

Cost of sales		(11,525,678)	(10,930,224)

Gross Profit for the year		2,638,883	2,749,576

Distribution costs and administrative expenses	2	(3,464,224)	(3,258,554)

Operating (loss)	3	(825,341)	(508,978)

Interest receivable and similar income	4	19,069	19,844

Interest payable and similar charges	5	(308,795)	(120,435)

(Loss) on ordinary activities before taxation		(1,115,067)	(609,569)

Taxation	6	334,520	148,478

(Loss) on ordinary activities after taxation		(780,547)	(461,091)

Retained (loss) for the financial year		(780,547)	(461,091)

Continuing operations
Turnover and operating loss derive wholly from continuing operations.
Statement of total recognised gains and losses
The company has no recognised gains or losses other than the loss for the current period.

Cards Inc. Limited
Balance Sheet as at 31st July 2006

		2006	2005
	Note	£	£
Fixed Assets
Tangible assets	9	155,605	206,574

Current Assets
Stocks	7	4,270,652	3,624,785
Debtors	8	2,744,468	3,114,115
Cash at bank		—	1,539,067

		7,015,120	8,277,967

Creditors: amounts falling due within one year	10	(6,933,926)	(7,461,348)

Net current assets		81,194	816,619

Total assets less current liabilities		236,799	1,023,193

Creditors: amounts falling due after more than one year	10	(21,880)	(27,727)

Provision for liabilities	11	—	—

Net assets		214,919	995,466

Financed by:

Capital and Reserves
Called-up Share Capital	12	100,000	100,000

Profit and Loss Account	13	114,919	895,466

Shareholders’ funds		214,919	995,466

Approved by the board of directors on 26th February 2007 and signed on their behalf:
D. Epstein                     director

Cards Inc. Limited
Cash Flow Statement
Year ended 31st July 2006

		2006	2005
	Note	£	£
Reconciliation of operating loss to net cash inflow from operating activities

Operating (loss)		(825,341)	(508,978)
Depreciation charges		79,654	65,401
(Increase) in stocks		(645,867)	(2,777,557)
Decrease in debtors		704,167	1,757,126
(Decrease) / Increase in creditors		(617,849)	210,896

Net cash (outflow) from operating activities		(1,305,236)	(1,253,112)

CASH FLOW STATEMENT
Net cash (outflow) from operating activities		(1,305,236)	(1,253,112)

Returns on investments and servicing of finance	15	(289,726)	(100,591)
Taxation		—	(124,294)
Capital expenditure	15	(28,685)	(143,380)

		(1,623,647)	(1,621,377)
Financing	15	1,209,823	796,004

(Decrease) in cash		(413,824)	(825,373)

Reconciliation of net cash flow to movement in net debt

(Decrease) in cash		(413,824)	(825,373)
(Increase) in debt & lease financing		(1,209,823)	(796,004)

Change in net debt	16	(1,623,647)	(1,621,377)

Net funds at 1st August		(2,244,812)	(623,435)

Net funds at 31st July		(3,868,459)	(2,244,812)

Cards Inc. Limited
Accounting Policies
Year ended 31st July 2006
The financial statements have been prepared under the historical cost convention and in accordance with applicable accounting standards.
The following accounting policies have been applied:
Turnover
Turnover represents amounts derived from ordinary activities at invoiced amount less VAT where applicable.
Foreign Currencies
Transactions in foreign currencies are translated into Sterling and recorded at the rate ruling at the date of receipt or payment.
Stocks
Stocks are valued at the lower of cost and net realisable value after making due allowance for obsolete and slow-moving stocks. Cost includes direct expenditure such as freight and duty.
Taxation
Corporation tax is provided on any taxable profits at the current rate.
Deferred Taxation
The payment of taxation or receipt of taxation refunds is deferred or accelerated because of timing differences between the treatment of certain items for accounting and taxation purposes. Full provision for deferred taxation is made under the liability method, on all timing differences that have arisen, but not reversed by the balance sheet date, unless such provision is not permitted by FRS 19. Deferred Taxation is calculated at the tax rates which are expected to apply in the periods when the timing differences are expected to reverse. The company has not adopted a policy of discounting deferred tax assets and liabilities to reflect the time value of money.
Depreciation
Depreciation has been provided at the following rates in order to write off the assets over their estimated useful lives.

Plant	20% per annum on cost
Motor Vehicle	25% per annum on cost
Leasing and hire purchase commitments
Rentals paid under operating leases are charged to income on a straight line basis over the lease term.
Assets held under finance leases are capitalised and depreciated over their useful lives. The corresponding lease obligation is treated in the balance sheet as a liability. The interest element of rental obligations is charged to the profit and loss account over the period of the lease at a constant proportion of the balance of capital repayments outstanding.

Cards Inc. Limited
Notes forming part of the financial statements for the year ended 31st July 2006.
1	Turnover

The turnover and results before taxation is attributable to the sales of cards and collectables.

		2006	2005
		£	£
	Turnover is analysed by market below:

	United Kingdom	10,114,829	11,082,479
	E.E.C.	3,500,573	1,956,096
	Non-E.E.C.	549,159	641,225

		14,164,561	13,679,800

2	Distribution costs and administration expenses
	Distribution	1,641,275	1,501,123
	Administration	1,822,949	1,757,431

		3,464,224	3,258,554

3	Operating (loss)
	This is stated after charging:
	Director’s remuneration	5,000	144,000
	Auditors remuneration	8,000	11,000
	Non-audit services	2,000	4,000
	Operating lease charges:
	Land and buildings	237,115	183,143
	Hire of plant	10,598	7,544
	Depreciation of tangible fixed assets:
	Owned	69,568	56,290
	Held under finance lease	10,086	9,111
	Loss on sale of fixed asset	—	3,756

4	Interest receivable
	Bank interest received	19,069	19,844

5	Interest payable and similar charges
	Bank loans and overdrafts	305,054	115,985
	Finance charges in respect of finance leases	3,741	4,450

		308,795	120,435

Cards Inc. Limited
Notes forming part of the financial statements for the year ended 31st July 2006.
(continued)

		2006	2005
		£	£
6	Taxation
	UK Corporation tax:
	Taxation on the loss for the year	—	(137,000)

	Deferred tax:
	Origination and reversal of timing differences.	(334,520)	(11,478)

	Tax on loss on ordinary activities	(334,520)	(148,478)

	Factors affecting tax charge for period The differences between the tax assessed for the period and the standard rate of corporation tax are explained as follows:

	Loss on ordinary activities before taxation	(1,115,067)	(609,569)

	Loss on ordinary activities multiplied by the standard rate of UK corporation tax — 30%	(334,520)	(182,871)

	Refund restricted to losses available to be carried back to a previous period	—	45,871

	Tax losses carried forward	334,520

	UK taxation on the loss for the year	—	(137,000)

The company rate of 30% has been used as the directors consider this to be the most relevant rate for comparison purposes.

		2006	2005
		£	£
7	Stocks
	Cards and collectables for re-sale	4,270,652	3,624,785

8	Debtors
	Trade debtors	1,676,952	2,880,039
	Other	724,735	225,815
	Deferred taxation	342,781	8,261

		2,744,468	3,114,115

The directors are satisfied that the adoption of a deferred taxation asset is justified by the future prospects of the company and have compiled all the necessary information to support their view.

Cards Inc. Limited
Notes forming part of the financial statements for the year ended 31st July 2006.

			(continued)

			Motor
		Plant	Vehicle	Total
		£	£	£
9	Tangible Assets
	Cost or valuation:
	At 1st August 2005	305,030	38,495	343,525
	Additions	28,685	—	28,685

	At 31st July 2006	333,715	38,495	372,210

	Aggregate Depreciation:
	At 1st August 2005	132,014	4,937	136,951
	Charge for the year	69,568	10,086	79,654

	At 31st July 2006	201,582	15,023	216,605

	Net Book Value:
	At 31st July 2006	132,133	23,472	155,605

	At 31st July 2005	173,016	33,558	206,574

	The net book value of the motor vehicle £23,472 (2005 - £33,558) is in respect of an asset held under a finance lease. The depreciation charge in respect of the asset amounted to £10,086 (2005-£4,937).

		2006	2005
		£	£
10	Creditors
	Amounts falling due within one year:
	Bank overdrafts (secured)	1,840,732	2,965,975
	Bank loan accounts (secured)	2,000,000	785,000
	Finance lease obligations	5,847	5,177
	Trade	1,874,975	2,426,646
	Other	1,049,368	1,075,671
	Taxation and social security	163,004	201,923
	Corporation tax	—	956

		6,933,926	7,461,348

	Amounts falling due after more than one year:
	Finance lease obligations	21,880	27,727

	The bank loans are secured on the company’s assets by way of a debenture dated 24th February

	2,006		2,005
	Land and		Land and
	buildings	Other	buildings	Other
	£	£	£	£
Operating leases which expire :
Within one year	13,000	3,578	—	—
2nd to 5th year inclusive	100,000	7,020	—	7,544
Over 5 years	121,000	—	249,170	—

	234,000	10,598	249,170	7,544

Cards Inc. Limited
Notes forming part of the financial statements for the year ended 31st July 2006.

		(continued)

		2006	2005
		£	£
11	Provision for Liabilities deferred taxation
	At beginning of the year	—	3,217
	Refund for the year in the profit and loss account	—	(3,217)

	At end of year	—	—

12	Called-Up Share Capital
	Authorised:
	100,000 Ordinary shares of £1 each	100,000	100,000

	Allotted, called-up and fully paid:
	100,000 Ordinary shares of £1 each	100,000	100,000

	On 30th October 2006 the 100,000 Ordinary shares were re-classified as to 50,000 ‘A’ ordinary shares; 35,000 ‘B’ ordinary shares; 15,000 ‘C’ ordinary shares. Each designation of shares have the same rights as attached to the previous Ordinary shares.

13	Profit and Loss Account
	Balance at 1st August 2005	895,466	1,356,557
	Loss for the Year	(780,547)	(461,091)

	Balance at 31st July 2006	114,919	895,466

14	Reconciliation of Movement in Shareholders’ Funds
	At 1st August 2005	995,466	1,456,557
	Loss for the financial year	(780,547)	(461,091)

	At 31st July 2006	214,919	995,466

	Shareholders’ Funds: Equity	214,919	995,466

15	Gross Cash Flows
	Returns on investments and servicing of finance
	Interest receivable	19,069	19,844
	Interest payable	(305,054)	(115,985)
	Interest element of finance lease rental payments	(3,741)	(4,450)

		(289,726)	(100,591)

	Capital expenditure
	Payments to acquire tangible fixed assets	(28,685)	(161,006)
	Receipts from sales of tangible fixed assets	—	17,626

		(28,685)	(143,380)

	Financing
	Loan repayments	1,215,000	785,000
	Capital element of finance lease payments	(5,177)	11,004

		1,209,823	796,004

Cards Inc. Limited
Notes forming part of the financial statements for the year ended 31st July 2006.
(continued)
16	Analysis of Changes in Net Debt

	At 1/8/05	Cash flows	At 31/7/06
	£	£	£
Cash at bank	1,539,067	(1,539,067)
Overdrafts	(2,965,975)	1,125,243	(1,840,732)

		(413,824)

Debt due within 1 year	(785,000)	(1,215,000)	(2,000,000)

Hire Purchase	(32,904)	5,177	(27,727)

		(1,209,823)

Total	(2,244,812)	(1,623,647)	(3,868,459)

Cash at bank relates to monies at the company’s bankers on current account and any interest bearing accounts held on short term notice.

	2006	2005
	£	£
17 Director

Staff costs include the following emoluments in respect of a director	5,000	144,000
18	Employees
Number of employees:
The average monthly number of employees (including the director) during the period was:

	2006	2005
	no.	no.
Administration	25	24
Warehouse	4	4
Sales	7	7

	36	35

	£	£
Employment costs:
Wages and salaries	961,880	994,442
Social security costs	99,841	147,203

	1,061,721	1,141,645

19	Controlling Party
During the year ended 31st July 2006, Darren Epstein a director of the company controlled the company as a result of directly owning 92% of the Issued Ordinary Share Capital. Mr. Epstein has lent money to the company on an interest free basis. The amount owed at 31st July 2006 amounted to £232,860 ( 31st July 2005 — £405,810).

Cards Inc. Limited
Notes forming part of the financial statements for the year ended 31st July 2006.
19	Controlling Party
(continued)
On 20th December 2006 the company became a wholly owned subsidiary of Corgi International Limited, a company listed on the NASDAQ stock market and incorporated in Hong Kong.
20	Related Party Transactions
During the year the company purchased, on normal commercial terms, goods to the value of £9,064 ( 2005 — £164,821 ) from Strictly Ink Limited, a company in which Darren Epstein is a director and materially interested as a shareholder. Cards Inc. Limited sold goods to this company amounting to £1,106. The net amount owed by Strictly Ink Limited to Cards Inc. Limited at 31st July 2006 was £1,299 (2005—£14,662).
Subsequent to the balance sheet date Darren Epstein sold his interest in Strictly Ink Limited.
At 31st July 2006 Darren Epstein had given a personal guarantee up to £150,000 to Cards Inc. Limited’s bankers in order to secure any borrowings by the company.